UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

MEDIA GENERAL INC.
(Name of Issuer)

Voting Common Stock, no par value
(Title of Class of Securities)

584404107

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-610-9177
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 26,698,209 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 26,698,209 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,698,209 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions [ ]
13	Percent of Class Represented by Amount in Row (11) 31.5%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 26,698,209 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 26,698,209 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,698,209 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions [ ]
13	Percent of Class Represented by Amount in Row (11) 31.5%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Standard General Communications LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 22,948,683 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 22,948,683 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,948,683 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions [ ]
13	Percent of Class Represented by Amount in Row (11) 27.0%
14	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 26,698,209 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 26,698,209 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,698,209 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions [ ]
13	Percent of Class Represented by Amount in Row (11) 31.5%
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Voting Common Stock, no par value (the “Voting Common Stock”), of Media General Inc., a Virginia corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 333 E. Franklin Street, Richmond, Virginia 23219.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Standard General L.P. (“Standard General”); (ii) Standard General Fund L.P. (the “SG Fund”); (iii) Standard General Communications LLC (“SG Communications” and, together with SG Fund, the “Funds”); and (iv) Soohyung Kim (“Mr. Kim”), a director of the general partner of the general partner of Standard General.  The persons and entities referred to in items (i)-(iv) hereof may be collectively referred to herein as the “Reporting Persons”.

Standard General serves as investment manager to each of the Funds and, in such capacity, exercises voting and investment control over the shares of Voting Common Stock of the Issuer held for the accounts of the Funds.  SG Communications is a wholly owned subsidiary of the SF Fund.  Mr. Kim may be deemed to have indirect beneficial ownership of the shares reported herein based on his being a director of the general partner of the general partner of Standard General. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest in such shares.

(b) The business address of each of the Reporting Persons is c/o Standard General L.P., 767 Fifth Avenue, 12th Floor, New York, NY 10153.

(c) Each of the Funds is a private investment vehicle.  Standard General provides investment management services to the Funds and other private investment vehicles.  Mr. Kim serves as a director of the general partner of the general partner of Standard General, and the principal occupation of Mr. Kim is investment management.  Mr. Kim is the Chief Executive Officer and Chief Investment Officer of Standard General.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Voting Common Stock reported herein were received by the Funds in exchange for securities of New Young Broadcasting Holding Co., Inc. ("Young") in connection with the merger of Young into the Issuer.  On the effective date of such merger, the closing price of the Issuer's Voting Common Stock was $15.01 per share.  The securities of Young previously held by the Funds were purchased using working capital of the Funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Voting Common Stock reported herein for investment purposes.  Mr. Kim may be deemed to exercise control with respect to the Issuer due to the fact that he is a director of the Issuer.

The Reporting Persons may acquire additional shares of Voting Common Stock and other securities of the Issuer (including, without limitation, securities granted to Mr. Kim in connection with his service as a director of the Issuer) from time to time or may dispose of any or all of such shares or other securities held by them at any time.

The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.  The SG Fund and SG Communications hold 3,749,526 and 22,948,683 shares of Voting Common Stock, respectively.  The SG Fund may be deemed to beneficially own the shares of Voting Common Stock held by SG Communications, and Standard General and Mr. Kim may be deemed to beneficially own the shares of Voting Common Stock beneficially owned by the Funds.

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein (or for any other purpose), except to the extent of its or his pecuniary interest in such shares.

The percentage calculations on the understanding, based on information provided to the Reporting Persons by the Issuer, that 84,889,348 shares of the Issuer’s Voting Common Stock were outstanding as of November 12, 2013.

(c)  The Reporting Persons did not engage in any transactions involving securities of the Issuer during the sixty day period prior to the filing of this Schedule 13D, except as described in Item 3 above.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Funds have entered into a standstill and lock-up agreement with the Issuer that provides, among other things, that the Funds and certain related parties will not acquire, in the aggregate, more than 40% of the outstanding shares of Voting Common Stock of the Issuer until the termination of the standstill and lock-up agreement.  The agreement states that it will continue in effect until the earliest of (i) an agreement among the Funds and a majority of the independent directors of the Issuer agree to terminate the agreement; (ii) a change of control of the Issuer; and (iii) such time as the Funds and certain related persons cease to beneficially own, in the aggregate, at least 5% of the outstanding shares of the common stock of the Issuer.  The standstill and lock-up agreement is further described on page 116 of the prospectus filed by the Issuer with the Securities and Exchange Commission on October 7, 2013 (the “Merger Prospectus”).

Certain former equityholders of Young, including the Funds,  have entered into a registration rights agreement with the Issuer that provides, among other things, such equityholders with the right to demand registration of the shares of the Issuer’s common stock received by them in connection with the merger described in Item 3 above, and to participate in registered underwritten offerings of securities conducted by the Issuer.  The registration rights agreement is further described on page 118 of the Merger Prospectus.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.
Exhibit 99.2
Standstill and Lock-Up Agreement, dated as of June 5, 2013, by and among the Issuer and the Funds (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 10, 2013), as amended by that certain letter agreement, dated October 2, 2013, by and among the Issuer and the Funds (incorporated by reference to Exhibit 10.20 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-4 filed on October 2, 2013).

Exhibit 99.3
Amended and Restated Registration Rights Agreement, dated as of June 5, 2013, by and among the Issuer, Young and the Holders (as defined therein) (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on June 10, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              November 22, 2013

STANDARD GENERAL L.P.

By: Standard General Holdings L.P.,
its General Partner

By: Standard General S Corp,
its General Partner

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Director

STANDARD GENERAL FUND L.P.

By: Standard General L.P.,
its Manager

By: Standard General Holdings L.P.,
its General Partner

By: Standard General S Corp,
its General Partner

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Director

STANDARD GENERAL COMMUNICATIONS LLC

By: Standard General L.P.,
its Manager

By: Standard General Holdings L.P.,
its General Partner

By: Standard General S Corp,
its General Partner

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Director

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim